FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Litman, David	2. Issuer Name and Ticker or Trading Symbol Hotels.com, Inc.; "ROOM"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chief Executive Officer
(Last) (First) (Middle) 8140 Walnut Hill Lane, Suite 800	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 25, 2002
(Street) Dallas, TX 75231		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	10/25/02		M		33,330	A	$16.00		D
Class A Common Stock	10/25/02		S		177,745	D	$60.50		D
Class A Common Stock	10/29/02		S		10,000	D	$62.10	406,978	D
Class A Common Stock	10/25/02		S		15,000	D	$60.50		I	By Foundation(1)
Class A Common Stock	10/29/02		S		10,000	D	$62.10	66,528	I	By Foundation(2)
Class A Common Stock	10/25/02		S		30,000	D	$60.50	82,452	I	By Childrens Trusts
Class A Common Stock								3,774,975	I	By Trust(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	$16.00	10/25/02		M			33,330	02/22/01(4)	02/22/10	Class A Common Stock	33,330		66,668	D

Explanation of Responses:

(1) These shares were acquired by the Litman Foundation by gift from David Litman. Mr. Litman is an officer and director of the foundation.
(2) These shares were acquired by the Litman Foundation by gift from David Litman. Mr. Litman is an officer and director of the foundation.
(3) These shares were acquired by Mr. Litman and trusts for the benefit of his children in their capacities as beneficiaries of a liquidating trust. Mr.Litman is a co-trustee of this liquidating trust and, along with trusts for the benefit of his children, are beneficiaries of fifty percent of the trust's assets. In prior reports, the reporting person reported beneficial ownership of these shares.
(4) Twenty-five percent of the original option grant (200,000 shares) vested on February 22, 2001, and an additional 1/36th of the balance of these options vested or will vest on the first day of each month thereafter.

By: /s/ Michael R. Dorey Attorney-in-Fact **Signature of Reporting Person	October 29, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.